U.S. COMMERCIAL CORP., S.A. DE C.V.

December 21, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

07020121

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Attached, please find the English version of the Summons of U.S. Commercial Corp., S.A. de C.V., to the Shareholders General Extraordinary Assembly, which will be held on December 27, 2006.

PROCESSED
JAN 09 2007
THOMSON
FINANCIAL

Sincerely.

Lic. Alejandro Archundia Becerra
Attorney in fact

RECEIVED
2007 JAN -3 A 7:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. COMMERCIAL CORP., S.A. DE C.V.

CALL FOR

EXTRAORDINARY SHAREHOLDERS GENERAL ASSEMBLY

By agreement of the Board of Directors of U.S. COMMERCIAL CORP., S.A. DE C.V., adopted during their meeting held on December 4, 2006, the shareholders of the Corporation are called for an Extraordinary Shareholders General Assembly, that shall take place on December 27, 2006, as of 13:00 hours, at the building located in Vasco de Quiroga No. 3800, Col. Santa Fe, Delegación Cuajimalpa, México, Distrito Federal, to discuss the items set forth in the following:

AGENDA

I. Proposal to reform several articles of the by-laws, primarily to adjust its text to the applicable provisions of the new Securities Market Act. Resolutions to that regard.

II. Adoption of the resolutions deriving from the reforms made to the by-laws to which the previous item refers to, as well as of any others related to them.

III. Agreements on the official formalities and fulfillment of the resolutions that the Assembly adopts.

IV. Appointment of delegates that shall fulfill all the resolutions adopted by this Assembly and, if such were the case, to complete the official formalities as required.

The shareholders, in order to have the right to attend the Assembly, shall deposit, at the Corporation's office located in Miguel de Cervantes Saavedra 255, Colonia Granada, 11520, Mexico, Distrito Federal (Telephone 5328-5830), at the latest the previous business day of that on which the Assembly is held (Opening hours from 10:00 AM to 6:00 PM, on business days), the titles of the stocks or the deposit slips issued by a domestic or foreign financial institution or by the S.D. Indeval, S.A. de C.V., Securities Deposit Institution, and meet all the other legal or tax requirements as appropriate. In Exchange of the aforesaid documents, the shareholders shall have their admission cards issued, which they shall have to hand over to attend the Assembly. The stock exchange brokers and other depositors in the S.D. Indeval, S.A. de C.V., Securities Deposit Institution, are reminded that in order to obtain the admission card mentioned, they must submit, if such were the case, a list containing the name, address, nationality and number of stocks of the shareholders they represent.

As of the day this Call is published, all the information and documents related to each of the items set forth on the agenda shall be made available to the shareholders, immediately and free of charge, at the office of the Secretary of Board of Directors located in Parque Vía No. 190, 7th floor, Col. Cuauhtémoc, C.P. 06599, Mexico, Distrito Federal, Telephone 52225814 (Opening hours from 10:00 A.M. to 6:00 P.M., on business days).

Without prejudice of what the Law in this matter establishes, the shareholder shall be able have somebody acting on their behalf by means of an authorized attorney in fact holding a power of attorney pursuant the terms of Article Eighteenth of the Corporation's by-laws. The persons attending on behalf of the shareholders, shall be able to prove their legal capacity by power granted on the forms created by the issuer, that are available to the securities market brokers that can demonstrate they act on behalf of the shareholders of the issuer through S.D. Indeval, S.A. de C.V., Securities Deposit Institution, as well as in the address indicated in the immediate above paragraph or in Miguel de Cervantes Saavedra 255, Colonia Granada, 11520, Mexico, Distrito Federal (Telephone 53285830), within the term set forth on Article 173 of the Mexican Corporate Law (Ley General de Sociedades Mercantiles).

Mexico, Distrito Federal, December 11, 2006

Sergio Rodríguez Molleda
Secretary of the Board of Directors